UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PARK PLACE ENERGY CORP.
(Name of Issuer)

Common Shares with a par value of $0.00001
(Title of Class of Securities)

700689 20 1
(CUSIP Number)

Century House Holdings Ltd
c/o Valerie A. Trott
2nd Floor, 25 Church St.
Hamilton, Bermuda HM12
(441) 295-1078

With a copy to:

Macdonald Tuskey
c/o Brandy Craddock
400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
(604) 648-1674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700689 20 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Century House Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

10,910,433 shares
	8	SHARED VOTING POWER

n/a
	9	SOLE DISPOSITIVE POWER

10,910,433 shares
	10	SHARED DISPOSITIVE POWER

n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,910,433 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2% based on 45,569,877 common shares issued and outstanding as of July 31, 2014
14	TYPE OF REPORTING PERSON (See Instructions)

CO

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to shares of common stock with a par value of $0.00001 (the “Shares”) of Park Place Energy Corp., a Nevada corporation (the “Issuer”), filed by the reporting person with the Securities and Exchange Commission (the “Commission”) on July 29, 2014 (the “Original Schedule 13D”).

Amendment No. 2 is filed to report an increase in the number of Shares and in the percentage of the outstanding common stock of the Issuer beneficially owned by the reporting person as a result of Shares acquired by the reporting person on July 31, 2014. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 1. Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by adding the following paragraph after the penultimate paragraph of this Item 3: On July 31, 2014, Century House acquired an aggregate of 5,600 shares of common stock of the Issuer at a price of $0.28 per share.

Item 4. Purpose of Transaction

There are no changes to the Item 4 information previously filed.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of July 31, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by Century House was 7,410,433 shares of common stock and 3,500,000 warrants, or approximately 22.2% of the Issuer. For purposes of this item, shares are deemed to be beneficially owned by a reporting person if the reporting person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership in this item, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the reporting person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the reporting person as shown above does not necessarily reflect the reporting person’s actual ownership or voting power with respect to the number of common shares actually outstanding on July 31, 2014.

(b)	Century House has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 7,410,433 shares of common stock and 3,500,000 warrants of the Issuer.

(c)	Other than as described in Item 3 above, Century House has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2014
Dated

/s/ Francis M. Munchinski
Signature

Francis M. Munchinski, Attorney-in-fact
Name/Title*

*Pursuant to a power of attorney filed online at Edgar Filer Management with the Form ID on March 25, 2014 under Accession Number 9999999996-14-014931, which is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).